                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ___________

                                 SCHEDULE 13D
                                (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13D-L(A) AND AMENDMENTS THERETO FILED PURSUANT
                               TO RULE 13D-2(A)

                          (Amendment No. ___________)

                            BOSTON PROPERTIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
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                        (Title of Class of Securities)

                                   101121101
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                                (CUSIP Number)

                                EDWARD H. LINDE
                          C/O BOSTON PROPERTIES, INC.
                              800 BOYLSTON STREET
                       BOSTON, MASSACHUSETTS  02199-8001
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               FEBRUARY 21, 2001
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            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                        (Continued on following pages)

                                 (Page 1 of 6)
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                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 101121101                                      PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edward H. Linde

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      00

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America

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                          SOLE VOTING POWER
                     7
     NUMBER OF            10,860,228

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             10,860,228

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11


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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.1%

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      TYPE OF REPORTING PERSON*
14
      IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1.  SECURITY OF THE ISSUER.

   The securities to which this statement relates are shares of common stock, par value $.01 per share (the "Common Stock" or the "Securities"), of Boston Properties, Inc. (the "Company"). The address of the Company's principal executive offices is 800 Boylston Street, Boston, Massachusetts 02199-8001.


ITEM 2.  IDENTITY AND BACKGROUND.

   (a)-(c),(f) Mr. Edward H. Linde ("Mr. Linde") is currently the President, Chief Executive Officer and a director of the Company, and his business address is 800 Boylston Street, Boston, Massachusetts 02199-8001. Mr. Linde is a citizen of the United States of America.

   (d)-(e) During the last five years, Mr. Linde has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Linde been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with the result of such proceeding being that Mr. Linde is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   On February 21, 2001, The MBZ Charitable Remainder Unitrust (the "Trust") of which Mr. Linde serves as the trustee, acquired 1,806,842 shares of the Company's Common Stock, for a price of $39.90 per share. Funds of the Trust were utilized to pay the aggregate purchase price.


ITEM 4.  PURPOSE OF TRANSACTIONS.

   Mr. Linde, in his capacity as trustee of the Trust, acquired the above-described shares for investment purposes.

   Mr. Linde has no present plan to acquire additional Securities of the Company; however, no assurance can be given that Mr. Linde may not from time to time acquire additional Securities of the Company depending upon future market conditions except as set forth herein and except as may be required to carry out his duties and responsibilities as President, Chief Executive Officer and a director of the Company. Mr. Linde does not have any present plans or proposals that relate to or would result in:

   (a) The acquisition by any person of additional securities of the Company (other than shares of the Common Stock to be acquired upon the exercise of outstanding options or options granted under the Company's 1997 Stock Option and Incentive Plan) or the disposition of securities of the Company;

   (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

   (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

   (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

   (e) Any material change in the present capitalization or dividend policy of the Company;

   (f) Any other material change in the Company's business or corporate structure;

   (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

   (h) Causing a class of securities of the company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

   (j) Any action similar to any of those enumerated above.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

   (a) Mr. Linde is deemed the beneficial owner of 10,860,228 shares of Common Stock of the Company representing 11.1% of the Common Stock of the Company outstanding as of February 21, 2001. This number includes (i) 3,008,612 shares of Common Stock, 1,806,842 of which are held by the Trust, (ii) 7,144,949 common units of limited partnership interest in Boston Properties Limited Partnership, a Delaware limited partnership, 3,280,662 of which are held by certain trusts, that are redeemable for cash or exchangeable for shares of Common Stock on a one-for-one basis at the option of the Company, (iii) 506,667 currently exercisable options and (iv) 200,000 options which are exercisable within 60 days of February 21, 2001.

   (b) Mr. Linde has sole voting power over 10,860,228 shares of the Common Stock and no shared voting power. He has sole dispositive power over 10,860,228 shares of the Common Stock and no shared dispositive power.

   (c) Except as reported above in Item 3, Mr. Linde has not affected any transactions in the Common Stock during the past 60 days.

   (d) Several persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock. No one's interest is more than five percent of the of the total outstanding Common Stock of the Company.

   (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

   Mr. Linde holds options to purchase shares of Common Stock pursuant to the following option agreements: (1) a Non-Qualified Stock Option Agreement dated as of June 23, 1997 and (2) a Non-Qualified Stock Option Agreement dated as of March 24, 1998. Each of these agreements contains provisions pursuant to which the options granted thereunder will vest as a result of the passage of time, subject to Mr. Linde's continued employment by the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   None.

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                                   SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Dated:  March 3, 2001


                                    /s/ Edward H. Linde
                                    -----------------------------------
                                    Edward H. Linde